UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on new natural gas price for distributors

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Rio de Janeiro, November 4, 2020 - Petróleo Brasileiro S.A. – Petrobras informs that it has readjusted, on 11/01/2020, the sales prices of natural gas for distributors for the contracts started in January 2020. The adjustments occurred according to parameters negotiated in contractual formulas, due to variations in Brent oil prices and the Real/Dollar exchange rate in the last quarter. The readjustment was 26% in US$/MMBtu in relation to the August 2020 gas price. When measured in R$/m3, the readjustment is 33%.

Despite the increase in this quarter, prices accumulated a reduction of 38% in US$/MMBtu and 13% in R$/m3, since December 2019 (considering the exchange rate of 10/30/2020).

The company clarifies that the natural gas final price to the consumer is determined not only by gas molecule and transportation cost, but also by distributors’ margins and federal and state taxes. Moreover, the process of tariff approval is carried out by state regulatory agencies, according to specific legislation and regulation.

The sales contracts for the distributors are public and are available for consultation on the website of the National Petroleum, Natural Gas and Biofuels Agency (ANP).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer